EXHIBIT 99.1

Internet Gold - Golden Lines Will Issue NIS 201 Million Par Value of its Series D
Debentures in Exchange for NIS 181 Million Par Value of its Series C Debentures

Ramat-Gan, Israel, October 3, 2017 - Internet Gold - Golden Lines Ltd. (the “Company”, Internet Gold”) (NASDAQ and TASE: IGLD), today announced that the Company conducted a private placement of NIS 201,371,696 par value of its Series D Debentures to certain institutional, “qualified” and private investors in Israel in exchange for NIS 181,415,942 par value of its outstanding Series C Debentures.

The private placement was structured as an increase to the outstanding Series D Debentures of the Company, which were first issued in March 2014. Upon completion of the exchange offer, an aggregate principal amount of NIS 63,969,960 par value of Series C Debentures will remain outstanding.

The Series C Debentures purchased by the Company will be cancelled and the remaining outstanding debentures of both series will continue to trade on the Tel Aviv Stock Exchange.

The terms of the newly issued Series D Debentures will be identical to the terms of the Series D Debentures that were issued in March 2014.

The newly issued Series D Debentures will be listed on the Tel Aviv Stock Exchange (“TASE”), subject to approval by TASE, and initial re-sales will be restricted by applicable securities laws.

The exchange of the Debentures was conducted as a private placement to several “classified”/“institutional” investors and “qualified” investors (as defined under the exemptions of section 15 of the Securities Law, 5728-1968 and the First Schedule of The Securities Law), and to a number of private investors - all pursuant to Regulation S under the U.S. Securities Act of 1933. The securities have not been registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available.

Midroog Ltd., an Israeli rating company, has confirmed that the issuance of the new Series D Debentures will not affect the current rating of the outstanding Series D Debentures.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620